UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


------------------------------------------------------------------------
In the matter of

CSW Energy, Inc.                                         REPORT FOR PERIOD
Dallas, Texas  75202                                     October 1, 2000 to
                                                         December 31, 2000

File No.  070-07758                                      PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects ("IPP's").

Attached is the information required pursuant to HCAR 35-26417.

(1)       A balance sheet as of the relevant report date. See Exhibit A.

(2) Income statements for the twelve months ended as of the relevant report date.
         See Exhibit B.

(3)      Name, owner, and location of each IPP served by CSW Energy during
         the  quarter.     None.

(4)       The amount of compensation received for each IPP project.    None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and
         (c) the total dollar amount of  services  provided,  broken
         down by associate company.     None.




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                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 26th day of February, 2001.

                                                  CSW Energy, Inc.

                                                 /s/   Armando Pena
                                                       Armando Pena
                                                       Treasurer




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                                                                    Exhibit A

                                CSW Energy, Inc.
                                  Balance Sheet
                                December 31, 2000
                                   (Unaudited)
                                    ($000's)


Assets

Current Assets
   Cash and cash equivalents                                           $20,388
   Accounts receivable                                                  42,741
   Prepaid expenses                                                      8,962
                                                                    -----------

               Total current assets                                     72,091


Investments In and Advances to Energy Projects                         139,174

Notes Receivable - Affiliate                                           195,170

Other Assets
  Construction in progress and project development costs               210,102
  Property, Plant, and Equipment, net                                  202,589
  Other - net                                                           14,137
                                                                    -----------

               Total other assets                                      426,828
                                                                    -----------

                  Total assets                                        $833,263
                                                                    ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                    $27,646
   Accrued liabilities and other                                         5,615
   Current maturities of long term debt                                200,000
                                                                    -----------

               Total current liabilities                               233,261

Notes Payable - Affiliate                                              358,128

Deferred Income Taxes                                                   51,704

Other                                                                   31,175
                                                                    -----------

               Total liabilities                                       674,268


Minority Interest                                                           64

Shareholder's Equity
   Common stock                                                              1
   Additional paid-in-capital                                          108,139
   Accumulated retained earnings                                        50,791
                                                                    -----------

               Total shareholder's equity                              158,931
                                                                    -----------

                  Total liabilities and shareholder's equity          $833,263
                                                                    ===========

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

                                                                      Exhibit B


                                               CSW Energy, Inc.
                                             Statements of Income
                            For the Twelve Months Ended December 31, 2000 and 1999
                                                 (Unaudited)
                                                   ($000's)

                                                                                  2000                1999

OPERATING REVENUE:
              Electric revenues                                                    $86,774             $95,023
              Thermal revenues                                                           -              30,848
              Equity in Income from energy projects                                 15,068              15,194
              Operating and mantenance contract services                            12,809               9,179
              Construction contract revenue                                         76,628              28,883
              Other                                                                  5,879              52,947
                                                                              -------------       -------------
                          Total operating revenue                                  197,158             232,074


OPERATING EXPENSES:
              Fuel                                                                  60,567              67,047
              Operating, maintnance and supplies                                     7,140              16,377
              Depreciation and amortization                                          3,053               7,057
              Salaries, wages and benefits                                          12,855              10,848
              Construction contract expenses                                        96,711              23,624
              General and administrative                                            10,749              13,277
              Operating and maintenance contract services                            7,629               5,062
                                                                              -------------       -------------
                          Total operating expenses                                 198,704             143,292

INCOME FROM OPERATIONS                                                              (1,546)             88,782

OTHER INCOME (EXPENSE)
              Interest income                                                       38,277              33,813
              Interest expense                                                     (42,015)            (33,826)
              Other, net                                                               144              (4,815)
                                                                              -------------       -------------
                          Total other (expense)                                     (3,594)             (4,828)

INCOME  BEFORE INCOME TAXES                                                         (5,140)             83,954

PROVISION  FOR INCOME TAXES                                                         (3,560)             34,362
                                                                              -------------       -------------

               Net income                                                           (1,580)             49,592

EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                                                 -                 117
                                                                              -------------       -------------

                                                                                  $ (1,580)            $49,475
                                                                              =============       =============
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